UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
(Amendment No. 2)

CLEARONE COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

CLEARONE COMMUNICATIONS, INC.
(Name of Filing Persons (Issuer))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

185060100
(Cusip Number of Class of Securities)

Greg A. LeClaire
Chief Financial Officer
ClearOne Communications, Inc.
5225 Wiley Post Way, Suite 500
Salt Lake City, Utah 84116
(801) 975-7200
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation* $10,000,000	Amount of Filing Fee** $1,070

* Calculated solely for the purpose of determining the amount of the filing fee, based on the purchase of 2,353,000 shares of Common Stock, par value $.001 per share, at the tender offer price of $4.25 per share.

** Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,070                       Filing Party:  ClearOne Communications, Inc.
Form or Registration No.:  Schedule TO          Date Filed:  November 6, 2006

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3
[  ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X ]

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This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the tender offer by ClearOne Communications, Inc., a Utah corporation ("CLRO" or the "Company"), to purchase 2,353,000 shares, or such lesser number of shares as are validly tendered and not withdrawn, of its Common Stock, par value $.001 per share, at a price of $4.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal which, as they may be amended from time to time, together constitute the "Offer," copies of which were previously filed on Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B),respectively. This Amendment No. 2 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

The information in the Tender Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On December 12, 2006, the Company issued a press release announcing the final results of the Tender Offer, which expired at 12:00 midnight, Eastern time, on December 6, 2006. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)          Press Release, dated December 12, 2006, announcing results of the Tender Offer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 12, 2006                                                                                                                                                             CLEARONE COMMUNICATIONS, INC.

                                                                                                                                                                                                             By /s/ Zeynep Hakimoglu
                                                                                                                                                                                                             President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

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Item 12. Exhibits.

 Exhibit Number          Description

(a)(1)(A)*                    Offer to Purchase, dated November 6, 2006

(a)(1)(B)*                     Letter of Transmittal

(a)(1)(C)*                     Notice of Guaranteed Delivery

(a)(1)(D)*                     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*                     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*                    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)*                    Letter to Shareholders

(a)(2)                           Not applicable

(a)(3)                           Not applicable

(a)(4)                           Not applicable

(a)(5)(A)*                  Advertisement/Press Release, dated October 30, 2006,

(a)(5)(B)**                Advertisement/Press Release announcing preliminary results of the Tender Offer, dated December 7, 2006,

(a)(5)(C)                    Advertisement/Press Release announcing final results of the Tender Offer, dated December 12, 2006,

(b)                             Not applicable

(d)(1)                        Clearone Communications, Inc. 1998 Stock Option Plan

(d)(2)                       Clearone Communications, Inc. 1997 Employee Stock Purchase Plan

(g)                            Not applicable

(h)                            Not applicable
________________________________________

*     Previously filed with Schedule TO on November 6, 2006.

**  Previously filed with Amendment No. 1 to Schedule TO on December 7, 2006.

(1)  Incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-8 filed October 6, 2006 (File No.333-137859).

(2)  Incorporated by reference to Exhibit 4.9 of the Company’s Registration Statement on Form S-8 filed October 6, 2006 (File No.333-137859).

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